PERFORMANCE SHARE AWARD AGREEMENT

______________________________________________________________________________

        THIS AGREEMENT, made as of the 25th day of October, 2001 (the “Grant Date”), between National Vision, Inc., a Georgia corporation (the "Company"), and ___________________ (the "Grantee").

        WHEREAS, the Company has adopted the National Vision, Inc. Restated Stock Option and Incentive Award Plan (the "Plan") in order to promote greater stock ownership in the Company by those employees who are principally responsible for its future growth and continued success; and

        WHEREAS, the Committee responsible for administration of the Plan has determined to grant to the Grantee a Performance Share Award as provided herein.

        NOW, THEREFORE, the parties hereto agree as follows:

        1.              Grant of Award.

                        1.1       The Company hereby grants to the Grantee a Performance Share Award (the "Award"), which has a value determined as provided in Section 2 below based upon the performance of the Company and its Subsidiaries during the Performance Period.  A Performance Period is one or more fiscal years of the Company.  Each Performance Period for this Performance Share Award is set forth on Appendix A.  As provided in the Plan, Grantee’s right to payment of this Award is dependent upon Grantee’s continued employment with the Company during each Performance Period.  Under certain circumstances as described below, Grantee may be entitled to receive payment for some portion of the Award if Grantee’s employment terminates prior to the end of the Performance Period.

                        1.2       The Grantee hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof.  This Agreement shall be construed in accordance with, and subject to, the provisions of the Plan (the provisions of which are hereby incorporated by reference) and, except as otherwise expressly set forth herein, the capitalized terms used in this Agreement shall have the same meaning as the definitions as set forth in the Plan.

        2.            Performance Measure and Performance Levels.

        The Committee has established the performance measures (each a "Performance Measure"), and award levels set forth in Appendix A attached hereto for each Performance Period.  The chart in Appendix A specifies a Target Performance Measure, at which the Target Level Award will be paid, a Maximum Performance Measure, at or above which the maximum Performance Share Level Award will be paid, and a Threshold Performance Measure, at which a minimum incentive award will be paid and below which no Award will be paid.  For each level of performance at or above the Threshold Performance Measure through the Maximum Performance Measure, Grantee will receive an Award determined in accordance with the chart and identified by units each of which is determined and valued as set forth in Appendix A.  The Performance Measure uses an increase in operating earnings per share for the Performance Period determined as the amount of earnings before interest, taxes, depreciation and amortization, as determined by the Company and released to the public in the Company’s filings with the Securities and Exchange Commission (SEC) and press releases ("EBITDA"), for the Performance Period divided by 5,900,000 (being the number of shares of Company Common Stock outstanding as of the beginning of the Performance Period based on actual outstanding shares plus all shares available for Awards or Grants under the Plan).

        3.            Determination of Performance Share Award.

                        3.1       Award Determination.  As soon as practical following the last day of a Performance Period, the Committee will determine, in accordance with Section 9.3 of the Plan, the level of EBITDA of the Company for the Performance Period and the value of a unit as of the last day of the Performance Period.  The Committee may in determining EBITDA adjust the Company’s financial results to exclude the effect of extraordinary and nonrecurring items which are distortive of financial results.  The Committee shall also adjust the performance calculations to exclude the unanticipated effect on financial results of changes in the Code, or other tax laws, and the regulations thereunder.  The Committee may decrease the amount of the Award otherwise payable to Grantee if, in the Committee’s view, such adjustment is necessary or desirable, regardless of the extent to which the Performance Measure has been achieved.  The Committee may establish such guidelines and procedures for reducing the amount of an Award as it deems appropriate.

                        3.2            Determination Notice.  The Company will notify the Grantee (or the Grantee’s beneficiary or the executors or administrators of the Grantee's estate, if applicable) of the Committee's determination (the "Determination Notice") of the Performance Share Award earned for each Performance Period.  The Determination Notice shall specify the Performance Measure level achieved by the Company and its subsidiaries for the Performance Period and the amount of Award (if any) Grantee will be entitled to receive.  Unless the Committee determines otherwise at the time the Award is paid and except as otherwise provided in the event of a Change in Control under Section 5, of the number of units that Grantee is entitled to receive, two-thirds will be paid in cash and one-third in Shares.  The units paid in cash will be valued at the Fair Market Value of a Share of Company Common Stock as of the last day of the Performance Period but not less than $5.00 per share.

        4.            Termination of Employment.

                        4.1       In General.  Except as provided in Sections 4.2 and 4.3 below, or as otherwise determined by the Committee, in the event that a Grantee’s employment terminates during a Performance Period, all unearned Performance Share Awards shall be immediately forfeited by the Grantee.

                        4.2            Termination of Employment Due to Disability or Retirement.  In the event the employment of Grantee is terminated by reason of Disability or Retirement (on or after age 65) during a Performance Period, the Grantee shall be entitled to a prorated payout with respect to the unearned Award.  The payment will be considered earned and will be paid at the end of the Performance Period.  The amount will be based upon the length of time that the Grantee was actively employed during the Performance Period relative to the full length of the Performance Period.  Payment shall only be made to the extent the Award would have been earned based upon the performance level achieved for the entire Performance Period (taking into account the adjustment provisions and other rules in Section 3 above).  Payment of earned Awards to Grantee in the event of termination due to Disability or Retirement shall be made at the same time payments would be made to Grantee if Grantee did not terminate employment during the Performance Period.

                        4.3            Termination of Employment Due to Death.  In the event employment of Grantee is terminated by reason of death during a Performance Period, the Grantee’s beneficiary shall be entitled to a prorated payment with respect to the unearned Award. The payout will be paid at the end of the Performance Period.  The amount will be based upon the length of time the Grantee was actually employed during the Performance Period relative to the full length of the Performance Period.  Payment will be made to the extent the Award would have been earned based on the performance level achieved for the entire Performance Period; provided that if the Performance Period ends more than twelve (12) months after Grantee’s death, the performance level achieved for the Performance Period first ending after the Grantee’s death under any other Performance Share Award under the Plan shall be used to determine the performance level achieved for the Performance Period of this Award.  Grantee may designate a beneficiary in a writing delivered to the Committee.  In the absence of a beneficiary designation under this Agreement, the Grantee’s beneficiary under the Company’s group life insurance plan shall be the designated beneficiary.

        5.           Change in Control.

        In the event a Change in Control (as defined in the Plan) occurs, or if Grantee’s employment is terminated by the Company or a Subsidiary, other than for Cause, as a result of a Threatened Change in Control (as defined in the Plan), the performance level for the then current Performance Period shall be deemed to be 100% of Target Performance Measure, the Performance Period shall be deemed to have been completed and the Award will be earned as of the date the Change in Control occurs.  Payment of the earned Award in the manner described in Section 3.2 will be made within one hundred twenty (120) days after the Change in Control occurs or, if termination of employment, other than for Cause, results from a threatened Change in Control, payment will be made within one hundred twenty (120) days after the date of termination of employment.

        The Committee may modify any Award as the Committee determines to be appropriate before the effective date of a Change in Control or before the date of Grantee’s termination of employment by the Company or a Subsidiary, other than for Cause, as a result of a Threatened Change in Control.

        6.           No Right to Continued Employment.

        Nothing in this Agreement or the Plan shall be interpreted to confer upon the Grantee any rights with respect to continuance of employment by the Company, nor shall this Agreement or the Plan interfere in any way with the right of the Company to terminate the Grantee's employment at any time for any reason or no reason.

        7.            Nonassignment.

        The Grantee shall not have the right to assign, alienate, pledge, transfer or encumber any amounts due Grantee hereunder, and any attempt to assign, alienate, pledge, transfer, or encumber Grantee’s rights or benefits shall be null and void and not recognized by the Plan or the Company.

        8.            Modification of Agreement.

        Except as otherwise provided in Section 5, this Agreement may be modified, amended, suspended or terminated, and any terms or conditions may be waived, but only by a written instrument executed by the parties hereto.

        9.            Severability; Governing Law

        Should any provision of this Agreement be held by a court of competent jurisdiction to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall not be affected by such holding and shall continue in full force in accordance with their terms.

        The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia without giving effect to the conflicts of laws principles thereof.

        10.            Successors in Interest.

        This Agreement shall inure to the benefit of and be binding upon any successor to the Company.  All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be binding upon the Grantee's beneficiaries, heirs, executors, and administrators.

        11.            Resolution of Disputes.

        Any dispute or disagreement which may arise under, or as a result of, or in any way relate to, the interpretation, construction or application of this Agreement shall be determined by the Committee.  Any determination made hereunder shall be final, binding and conclusive on the Grantee and the Company for all purposes.

        12.            Withholding of Taxes.

        The Company shall have the right to deduct from any amount payable under this Agreement, an amount equal to the federal, state and local income taxes and other amounts as may be required by law to be withheld (the “Withholding Taxes”) with respect to any such amount.  In satisfaction of all or part of the Withholding Taxes, the Grantee may make a written election (the “Tax Election”), which may be accepted or rejected in the discretion of the Company, to have withheld a portion of the Shares issuable to him or her pursuant to an Award, having an aggregate Fair Market Value equal to the Withholding Taxes.

NATIONAL VISION, INC.
By:	______________________________________
Chairman of the Board and Chief Executive Officer

Name of Grantee:

National Vision, Inc.
Performance Share Award Agreement

Appendix A

Performance Measure: The Performance Measure for each Performance Period is expressed as the level of EBITDA, as it may be adjusted pursuant to the provisions of Section 3.1 of the Performance Agreement, which is reflected below as to be achieved within the indicated Performance Period.

Unit(s): equivalent in value to one share of Company Common Stock, but with a minimum per share value of $5.00, as adjusted for any subsequent stock split, dividend, combination or recapitalization. Value is determined as of the date the Award is earned.

	Threshold	Target	Maximum
2002 Performance Period
Performance Measure (EBITDA)
Award Level (in units) –Sr. Mgt.
-CEO
2002-3 Performance Period
Performance Measure (EBITDA)
Award Level (in units) – Sr. Mgt
-CEO
2002-4 Performance Period
Performance Measure (EBITDA)
Award Level (in units) – Sr. Mgt.
-CEO

EBITDA falling between the levels will result in an Award Level (in units) determined using straight interpolation.